Exhibit 99.8

Definitions of Certain Terms Used in the Voting Agreement and the Standstill Agreement

“Affiliate” has the meaning given to such term in Rule 12b-2 under the Exchange Act.

“Beneficially Owns”, “Beneficially Owned” or “Beneficial Ownership” has the meaning given to such terms in Rule 13d-3 under the Exchange Act.

“Common Stock” means the common stock, par value $0.01, of USA Truck.

“Company” means USA Truck, Inc.

“Competing Transaction” shall mean that a Person, other than Knight or its controlled Affiliates: (v) enters into an agreement with the Company or any of its subsidiaries providing for a purchase, merger, or consolidation, or any similar transaction, involving the Company or any of its controlled Affiliates in which, following consummation of such transaction, substantially all of the Persons or entities who, immediately prior to such transaction, had Beneficial Ownership of 50% or more of the voting power of the Company would not continue to beneficially own at least 50% of the voting power of the combined entity, (w) enters into an agreement with the Company or any of its controlled Affiliates providing for the purchase or other acquisition of, or purchases or otherwise acquires, more than 50% of the consolidated assets of the Company and its controlled Affiliates, (x) enters into an agreement with the Company providing for the purchase or other acquisition of, or purchases or otherwise acquires, Beneficial Ownership of securities representing 20% or more of the voting power of the Company, (y) commences a tender offer or exchange offer with respect to securities representing 50% or more of the voting power of the Company, or (z) (i) makes a public proposal or announcement in aid of attempting to enter into any of the agreements or transactions set forth in clauses (v) through (y) above and (ii) the Company provides such person with non-public information regarding the Company.

“Effective Date” means February 4, 2014.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Group” has the meaning given to such term in the Exchange Act.

“Knight” means Knight Transportation, Inc. and Knight Capital Growth LLC.

“Person” has the meaning given such term in Section 13(d)(3) of the Exchange Act and shall be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability company, joint venture, estate, group, association or other entity of any kind or structure.

“Process” has the meaning set forth in Section C of the Voting Agreement.

“Representative” means the officers, directors, agents, representatives, employees, outside counsel, accountants, consultants, financial advisors, lenders and potential sources of financing (and their respective employees) for each of USA Truck and Knight.

“Securities and Exchange Commission” or “SEC” means the United States Securities and Exchange Commission.

“Settlement Agreement” means the Settlement Agreement dated as of February 4, 2014, by and among USA Truck and Knight.

“Standstill Agreement” means the Standstill Agreement dated as of February 4, 2014, by and among USA Truck and Knight.

“USA Truck” means USA Truck, Inc.

“Voting Agreement” means the Voting Agreement dated as of February 4, 2014, by and among USA Truck and Knight.

“Voting Period” has the meaning set forth in Section A of the Voting Agreement.